“Advancing Uranium”

NEWS RELEASE

Crosshair announces appointment of non-executive Chairman
and amendment of stock option plan

Dated: September 19, 2007

(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of Jay Sujir as non-executive Chairman of the Company's Board of Directors.  Mr. Sujir has been a securities lawyer in Vancouver, British Columbia for the past 21 years.  Prior to completing law school in Victoria, B.C., he was with the Canadian Imperial Bank of Commerce in Calgary and prior to that he obtained a Bachelor of Arts degree at the University of Victoria with a double major in Economics and Philosophy. Mr. Sujir is a director of a number of public companies in the natural resource sector and is a member of the British Columbia Advisory Committee of the TSX Venture Exchange.  Mr. Sujir has been a director of the Company since 2003.

The Company also announces that at its annual general meeting held on September 10, 2007, the Company’s shareholders approved amendments to the stock option plan to allow for the extension of options by up to ten business days in the event that an option expires during a time when the Company’s directors, employees and consultants are subject to a Company imposed black out period.  Under the terms of the stock option plan, up to 11,308,528 common shares are reserved for issuance.  All other items put to the shareholders, as set out in the Company’s information circular, were approved at the annual general meeting.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district.  The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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